UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of July, 2018
Commission File Number 001-38522

Realm Therapeutics plc
(Translation of registrant’s name into English)

267 Great Valley Parkway
Malvern, PA 19355
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Realm Therapeutics Announces Publication of Pre-Clinical Study Demonstrating Comparable Activity of PR022 and Topical Tofacitinib in the Treatment of Atopic Dermatitis
On July 10, 2018, Realm Therapeutics plc (the “Company”) announced the publication of a pre-clinical study demonstrating comparable activity of PR022 and topical Tofacitinib in the treatment of atopic dermatitis. A copy of the Company’s press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Exhibit

99.1	Press Release, dated July 10, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 10, 2018	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer